Immortal Studios Inc
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
EWB-1251	2,278.03
Total Checking/Savings	2,278.03
Total Current Assets	2,278.03
Other Assets	
Loan to Immortal Inc	1,300.00
Organizational Cost	
Accumulated Amortization	-377.00
Organizational Cost - Other	871.00
Total Organizational Cost	494.00
Project Cost-CIS	3,350.00
Project Cost-FS	500.00
Project Cost-Shiao Yi Library D	5,483.99
Project Cost-The Adept	
Accumulated Amortization	-13,198.41
Advertising and Promotion	3,098.49
Consulting Service	625.00
Contractor	14,989.38
Marketing	2,230.35
Media Production	500.00
Printing	4,953.59
Total Project Cost-The Adept	13,198.40
Total Other Assets	24,326.39
TOTAL ASSETS	26,604.42
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Interest Payable	7,629.90
Loan from others	7,500.00
Loan From Peter Shiao	46,750.00
Total Other Current Liabilities	61,879.90
Total Current Liabilities	61,879.90
Long Term Liabilities	
Loan from Immortal Studios Ltd.	32,089.10
Total Long Term Liabilities	32,089.10
Total Liabilities	93,969.00
Equity	
Capital Stock	
Immortal Studios Ltd. (HK)	18.00
Orb Media Holdings LLC	9.00
Peter Shiao	63.00
Total Capital Stock	90.00
Retained Earnings	-641,588.38
Safe Notes	925,967.27
Net Income	-351,833.47
Total Equity	-67,364.58
TOTAL LIABILITIES & EQUITY	26,604.42

Immortal Studios Inc
Profit & Loss
January through December 2022

	TOTAL
Ordinary Income/Expense	
Income	
Sales	46,071.25
Total Income	46,071.25
Expense	
Advertising and Promotion	44,972.42
Air Ticket	167.60
Amortization Expense	116.00
Automobile Expense	33.60
Bank Service Charges	4,406.00
Business Conferences	8.00
Business License & Fees	1,355.70
Computer and Internet Expenses	25.00
Consulting Service	804.98
Contractor	244,118.81
Dues and Subscriptions	707.66
Entertainment	419.12
Interest Expense	3,301.96
Management Fee-Officer	51,244.19
Marketing	16,345.35
Meal - 100%	1,569.85
Meal - 50%	301.71
Media Production	
Agency	7,500.00
Cover Artist	2,500.00
Editorial	1,842.83
Video editing	270.00
Writer	7,025.00
Total Media Production	19,137.83
Office Supplies	199.16
Parking Fee	45.50
Professional Fees	
Accounting	2,500.00
Professional Fees - Other	214.00
Total Professional Fees	2,714.00
Rent Expense	120.00
Research	1,667.49
Shipping and Postage	3.48
Telephone Expense	617.44
Trade Show	1,500.00
Travel and Transportation	95.75
Travel Expense	577.72
Upwork Escrow	560.32
Utilities	100.00
Website Development	668.08
Total Expense	397,904.72
Net Ordinary Income	-351,833.47
Net Income	**-351,833.47**